                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 COMMISSION FILE NUMBER 0-24667

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q  |_| Form N-SAR

         For Period Ended: December 31, 1999
                          ------------------
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         --------------------------------------



--------------------------------------------------------------------------------
  Read attached instruction sheet before preparing form. Please print or type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

         Marketing Specialists Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

         Merkert American Corporation
--------------------------------------------------------------------------------
Former Name if Applicable

         17855 N. Dallas Parkway, Suite 200
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Dallas, Texas  75287
--------------------------------------------------------------------------------
City, State and Zip Code

                       PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant respectfully requests a delay in the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Form 10-K") in order to finalize arrangements with its lenders and issue consolidated financial statements along with the auditors report.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Nancy K. Jagielski            (972)                 349-6200
      --------------------       ---------------       --------------------
           (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 [X] Yes [_] No or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for [_]Yes [X]No the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                        Marketing Specialists Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this information to be signed on its behalf by the undersigned thereunto duly authorized.


Date          March 31, 2000            By /s/ TIMOTHY M. BYRD
     -----------------------               --------------------
                                           Timothy M. Byrd
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section.232.201 or Section.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section.232.13(b) of this chapter).

Exhibit to Form 12b-25.




                               ARTHUR ANDERSEN LLP
                               225 FRANKLIN STREET
                              BOSTON, MA 02110-2612
                               TEL. (617) 330-4000


Mr.Timothy M. Byrd
Chief Financial Officer
Marketing Specialists Corporation
17855 N. Dallas Parkway, Suite 200
Dallas, TX  75287

March 29, 2000

Dear Mr. Byrd,

We have read, and are in agreement with, Part III of the 12b-25 form filed by Marketing Specialists Corporation.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP